SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: January 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                   -----------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                   -----------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                   -----------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                   -----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X       Form 40-F
                                ---                ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes              No  X
                             ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated January 27, 2003, regarding the Company's submission of a PMA supplement to the United States Food and Drug Administration in connection with the Company's Novacor LVAS product.

News Release

For Immediate Release

                    WORLDHEART SUBMITS TO FDA FOR APPROVAL OF
                      ENHANCEMENTS TO ITS NOVACOR(R) LVAS

OAKLAND, CA - January 27, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) has submitted a PMA Supplement to the U.S. Food and Drug Administration (FDA) seeking approval for enhancements to its Novacor(R) LVAS (left ventricular assist system).

The refinements are intended primarily to enhance recipients' quality of life by having a quieter device and smaller, lighter, longer-lasting battery packs. These enhancements, which are commercially available in Europe, are the result of the evolution of extensive clinical experience with the Novacor(R) LVAS.

Improvements that will directly benefit recipients include:

     o    Quieter pump operation
     o    New battery packs that are 40% lighter and operate for 60% longer
     o    A smaller, quieter battery charger

"These enhancements are intended to make the Novacor system the most comfortable heart assist device on the market in addition to being the most reliable for patients requiring support for a few days to many years," explained Rod Bryden, WorldHeart's President and CEO.

"LVAS recipients often leave the hospital within three weeks, and return home and even to their jobs," Mr. Bryden added. "Their needs have evolved. We listened to what they said would improve comfort and convenience during their everyday lives and we've responded."

The enhancements are meant for recipients like Tennessee native, Jack Fawbush, who received a Novacor(R) LVAS in 2001 as part of WorldHeart's INTrEPID destination-therapy clinical trial. "If I stayed in the hospital on medication, I would have had very little time to live," explained Mr. Fawbush. "With my implant, I'm back to doing just about everything I want to do - I go to church, play with my three-year-old great-granddaughter, and work around the farm. I have my life back and no one can imagine what that's like unless it's happened to them."

Mr. Fawbush added, "The weight of the batteries is my only grumble about my current situation. But I knew it was just a matter of time before technology made it possible for them to be lighter and longer lasting."

About Novacor(R) LVAS
Novacor(R) LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1400 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pump for more than four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Other milestones have included November's FDA filing of WorldHeart's destination-therapy submission. Approval of Novacor(R) LVAS for use by end-stage heart-failure patients who are not candidates for transplantation would significantly expand the product's potential market.

Earlier this month, the company received FDA approval for an ePTFE Inflow Conduit as a component of the Novacor system. European and Canadian experience with this conduit in 88 recipients has demonstrated highly satisfactory clinical results, including a reduced stroke rate.

Novacor(R) LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor(R) LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

Heart Failure in America
More than 5 million people in the United States suffer from heart failure, with new diagnoses of more then 500,000 annually. Each year, about 4,000 people are added to the list of candidates eligible to receive a heart transplant, with fewer than 2,500 available donor hearts.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.

NOTE: Photos of Mr. Fawbush with Rod Bryden, the battery and charger enhancements and an illustration of how the Novacor(R) LVAS fits into the body, are available for download at:
http://www.worldheart.com/section3/sec3-1-139-photos.html

For more information, please contact:

Michelle Banning
Manager, Corporate Communications
(510) 563-4995
(613) 226-4278, ext: 2995
Communications@worldheart.com

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


Date: January 27, 2003                  By:      /s/ Ian Malone
                                           -------------------------------------
                                           Name:   Ian Malone
                                           Title:  Vice President Finance and
                                                   Chief Financial Officer